SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A (Amendment No. 1)

Under the Securities Exchange Act of 1934

E2open Parent Holdings, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

29788T103
(CUSIP Number)

Elliott Investment Management L.P.

360 S. Rosemary Ave, 18th Floor

West Palm Beach, FL 33401

with a copy to:

Eleazer Klein, Esq.
Adriana Schwartz, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 10, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

(Page 1 of 4 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 21900C308	Schedule 13D/A	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON Elliott Investment Management L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 27,250,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 27,250,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 27,250,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON PN, IA

CUSIP No. 21900C308	Schedule 13D/A	Page 3 of 4 Pages

The following constitutes Amendment No. 1 to the Schedule 13D (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented to add the following:

Consistent with the matters previously identified in Item 4 of the original Schedule 13D, the Reporting Person intends to engage with the Issuer on a confidential basis in connection with the strategic review announced by the Issuer on March 7, 2024. In order to facilitate this engagement, the Reporting Person has entered into a non-disclosure agreement with the Issuer which contains customary standstill restrictions.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) of the Schedule 13D is hereby amended and restated to read as follows:

(a) See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of shares of Class A Common Stock and percentage of shares of Class A Common Stock beneficially owned by the Reporting Person. The aggregate percentage of shares of Class A Common Stock reported beneficially owned by the Reporting Person is based upon 305,999,321 shares of Class A Common Stock outstanding as of January 5, 2024, as disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended November 30, 2023, filed by the Issuer with the Securities and Exchange Commission on January 9, 2024.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The first paragraph of Item 6 of the Schedule 13D is hereby amended and restated to read as follows:

The Elliott Funds have entered into notional principal amount derivative agreements (the “Derivative Agreements”) in the form of cash settled swaps with respect to an aggregate of 15,665,087 shares of Class A Common Stock of the Issuer (collectively representing economic exposure comparable to 5.1% of the shares of Class A Common Stock of the Issuer). The Derivative Agreements provide the Elliott Funds with economic results that are comparable to the economic results of ownership but do not provide them or the Reporting Person with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are referenced in the Derivative Agreements (such shares, the “Subject Shares”). The Reporting Person disclaims beneficial ownership in the Subject Shares. The Reporting Person has combined economic exposure in the Issuer of approximately 14.0% of the shares of Class A Common Stock outstanding.

CUSIP No. 21900C308	Schedule 13D/A	Page 4 of 4 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: April 12, 2024

Elliott Investment Management L.P.

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President